Old Point Reports Profit for 3rd Quarter

            • Nonperforming assets decline by 30.69%
            • Noninterest-bearing deposits grow $30.0 million
            • Year-to-date net interest margin climbs to 3.83%
            • Year-to-date net income more than doubles

October 25, 2011 Hampton, VA      Old Point Financial Corporation (NASDAQ "OPOF") posted a profit of $2.4 million, or $0.49 per diluted share, for the nine months ended September 30, 2011, compared to net income of $1.1 million, or $0.22 per diluted share, for the same period in 2010. Income for the third quarter of 2011 was $1.0 million, or $0.21 per diluted share, effectively unchanged from the third quarter of 2010. The increase in year-to-date net income was due to a reduction in the provision for loan losses, from $7.5 million in the first nine months of 2010 to $2.9 million in the same period of 2011. Decreases in loans and in nonperforming assets between September 30, 2010 and September 30, 2011 allowed management to reduce the provision.

On September 30, 2011, nonperforming assets were 30.69% lower than nonperforming assets as of September 30, 2010, due to a 47.76% decline in nonaccrual loans over the same time period. Nonaccrual loans totaling $13.4 million were sold without recourse in the second and third quarters of 2011. Of the $6.4 million of net loans charged off in 2011, $4.2 million was due to three loans. The majority of the $6.4 million was included in the 2010 provision for loan losses when management realized that these losses were probable.

The net interest margin for the third quarter of 2011 was 3.87%, unchanged from the second quarter of 2011. The net interest margin for the nine months ended September 30, 2011 was 3.83%, a 26 basis-point improvement over the 3.57% net interest margin for the equivalent period in 2010. The year-to-date net interest margin continues to improve as higher-cost time deposits reprice to current, lower market rates. In addition, management has focused on increasing lower-cost funds and improving relationship management in the retail and corporate banking areas.

Noninterest income was down $192 thousand for the third quarter 2011 and down $859 thousand for the first nine months of 2011, compared to the same periods in 2010. In comparing the year-to-date numbers for 2011 and 2010, overdraft fee income was $533 thousand lower, due to changes in Regulation E in the third quarter of 2010. The changes to Regulation E require customers to authorize in advance overdrafts caused by debit card and ATM transactions. The Company has made an effort to educate customers on the benefits of its overdraft programs, and as a result, overdraft fee income for the third quarter of 2011 was up $40 thousand from the third quarter of 2010. Despite this positive sign, the Company expects continued uncertainty regarding overdraft fee income. To compensate for this uncertainty, the Company is developing and marketing other income-producing products, such as remote deposit capture and lockbox services, to help drive future noninterest income. As a result of this emphasis, income from merchant processing and debit cards together have grown $196 thousand, or 14.57%, between the first nine months of 2010 and the same period in 2011.

The comparison of noninterest income in 2011 to noninterest income in 2010 is complicated by two items that were unusually high in the first nine months of 2010. First, gains on sales of securities were $104 thousand lower in the first nine months of 2011, as compared to the same period in 2010. Second, income from bank-owned life insurance was elevated in 2010 due to the receipt of insurance proceeds in the first quarter of that year. Additional policies were purchased in the third quarters of 2010 and 2011, which should help to increase noninterest income in the future. When the differences in overdraft income, securities gains, and income from bank-owned life insurance are eliminated, noninterest income was essentially unchanged in both the quarter and nine months ended September 30, 2011 when compared to the equivalent periods in 2010.

The Company’s noninterest expense increased by $137 thousand for the third quarter 2011 as compared to the third quarter 2010 and $1.1 million when comparing the first nine months of 2011 to the first nine months of 2010. For the nine months ending September 30, 2011, salaries and employee benefits increased by $668 thousand over the same period in 2010 as the Company added 12.5 full-time equivalent employees. Many of these newly hired employees are in the Company’s private banking and corporate lending areas and were hired to increase small business lending, treasury services, and lending in areas other than commercial real estate as part of management’s focus on increasing loans and noninterest income.

Other areas of noninterest expense that increased in the nine months ended September 30, 2011 were loan expenses and losses on write-downs and sales of foreclosed assets. Both expense categories have increased as the Company manages problem loans created by the economic downturn. This increased focus has helped the Company to significantly reduce nonperforming assets as discussed above. However, these expenses will likely continue to be elevated for the foreseeable future.

Assets as of September 30, 2011 were $852.6 million, a decrease of $34.3 million, or 3.86%, compared to assets as of December 31, 2010, largely due to the current loan environment. In response to the lack of quality loan demand in recent years, management has placed an increased emphasis on improving the Company’s net interest margin by reducing dependence on higher-cost sources of funding. As a result, the Company’s higher-cost time deposits decreased by $25.6 million.

Term repurchase agreements also decreased, partially due to the exiting of certain high-cost, non-relationship accounts and partially due to an internal restructuring of the accounts of a single large customer from repurchase agreements to noninterest-bearing deposit accounts. Because the FDIC recently modified how deposit insurance premiums are calculated and noninterest-bearing deposits are now fully insured, the Company was able to make this change and free up the securities that were used as collateral for the repurchase agreements.

In addition to improving the Company’s net interest margin, Old Point has focused on relationship building. Noninterest-bearing deposits grew $30.0 million. A portion of this growth was due to the sale of high-quality treasury services. Customers pay for these services either with compensating balances or with fees which flow to noninterest income. As seen by both the balance sheet and the income statement, these efforts are working. The liability side of the balance sheet has shifted from higher cost non-relationship funds to lower cost, service providing accounts.

In the last quarter, Old Point participated in a number of community initiatives and events, including the Freedom Walk at Langley Speedway, the 50th Anniversary of Christopher Newport University, the Virginia Peninsula Chamber of Commerce’s Business Safari, the Rotary Club of Chesapeake’s First Citizen Award Banquet, Denbigh Days, Hampton Bay Days, and the Chesapeake Regional Health Foundation’s Bra-ha-ha Award Show and Auction.  For information about upcoming efforts, please visit our website (www.oldpoint.com) or our Facebook page (www.facebook.com/oldpoint).

Other items of note:
Non-performing Assets (NPAs) as of September 30, 2011 were $23.6 million, down from $34.0 million on December 31, 2010. These numbers do not include restructured loans that are performing in accordance with their modified terms.  Performing restructured loans totaled $2.0 million at September 30, 2011.
Allowance for Loan and Lease Losses (ALLL) on September 30, 2011 was 1.85% of total loans; as of December 31, 2010, that measure was 2.25%.
Net loans charged off as a percent of total loans: For the nine months ended September 30, 2011, net loans charged off were 1.61% of total loans on an annualized basis, compared to 0.70% for the same period in 2010.

Safe Harbor Statement Regarding Forward-Looking Statements. Statements in this press release which express “belief,” “intention,” “expectation,” and similar expressions, identify forward-looking statements. These forward-looking statements are based on the beliefs of the corporation's management, as well as estimates and assumptions made by, and information currently available to, the corporation's management. These statements are inherently uncertain, and there can be no assurance that the underlying estimates or assumptions will prove to be accurate. Actual results could differ materially from historical results or those anticipated by such statements. Factors that could have a material adverse effect on the operations and future prospects of the corporation include, but are not limited to, changes in: interest rates; general economic and business conditions, including unemployment levels; demand for loan products; the legislative/regulatory climate; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of the loan or investment portfolios; the level of net charge-offs on loans; deposit flows; competition; demand for financial services in the corporation’s market area; technology; reliance on third parties for key services; the real estate market; the corporation’s expansion initiatives; accounting principles, policies and guidelines; and other factors detailed in the corporation's publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2010. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and readers are cautioned not to place undue reliance on such statements, which speak only as of date of the release.

Old Point Financial Corporation ("OPOF" - Nasdaq) is the parent company of Old Point National Bank, a locally owned and managed community bank serving Hampton Roads with 21 branches and more than 60 ATMs throughout Hampton Roads and Old Point Trust & Financial Services, N.A., a Hampton Roads wealth management services provider. Web: www.oldpoint.com. For more information, contact Erin Black, Vice President/Marketing Director, Old Point National Bank at 757- 251-2792.

Old Point Financial Corporation and Subsidiaries
Consolidated Balance Sheet
(dollars in thousands, except share data)	September 30,	December 31,
	2011	2010
	(unaudited)
Assets

Cash and due from banks	$13,121	$14,207
Interest-bearing due from banks	30,801	1,396
Federal funds sold	2,598	12,828
Cash and cash equivalents	46,520	28,431
Securities available-for-sale, at fair value	209,348	206,092
Securities held-to-maturity (fair value approximates $2,272 and $1,957)	2,252	1,952
Restricted securities	3,679	4,320
Loans, net of allowance for loan losses of $9,752 and $13,228	517,282	573,391
Premises and equipment, net	30,075	29,616
Bank owned life insurance	21,383	18,020
Foreclosed assets, net of valuation allowance of $2,318 and $2,124	11,038	11,448
Other assets	10,992	13,572
	$852,569	$886,842

Liabilities & Stockholders' Equity

Deposits:
Noninterest-bearing deposits	$159,163	$129,208
Savings deposits	232,084	225,210
Time deposits	299,155	324,796
Total deposits	690,402	679,214
Federal funds purchased and other borrowings	619	731
Overnight repurchase agreements	37,877	50,757
Term repurchase agreements	1,916	38,959
Federal Home Loan Bank advances	35,000	35,000
Accrued expenses and other liabilities	1,413	1,229
Total liabilities	767,227	805,890

Commitments and contingencies

Stockholders' equity:
Common stock, $5 par value, 10,000,000 shares authorized; 4,959,009 and 4,936,989 shares issued and outstanding	24,795	24,685
Additional paid-in capital	16,283	16,026
Retained earnings	44,490	42,810
Accumulated other comprehensive loss	(226)	(2,569)
Total stockholders' equity	85,342	80,952
	$852,569	$886,842

Old Point Financial Corporation and Subsidiaries
Consolidated Statements of Income
(dollars in thousands, except per share data)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(unaudited)		(unaudited)
Interest and Dividend Income:
Interest and fees on loans	$7,923	$9,237	$24,517	$27,982
Interest on due from banks	3	1	4	2
Interest on federal funds sold	7	15	21	64
Interest on securities:
Taxable	1,010	854	2,809	2,508
Tax-exempt	32	53	109	221
Dividends and interest on all other securities	17	12	49	32
Total interest and dividend income	8,992	10,172	27,509	30,809

Interest Expense:
Interest on savings and interest-bearing demand deposits	101	108	310	302
Interest on time deposits	1,071	1,605	3,480	5,169
Interest on federal funds purchased, securities sold under agreements to repurchase and other borrowings	17	109	88	471
Interest on Federal Home Loan Bank advances	430	430	1,275	1,970
Total interest expense	1,619	2,252	5,153	7,912
Net interest income	7,373	7,920	22,356	22,897
Provision for loan losses	600	1,500	2,900	7,500
Net interest income, after provision for loan losses	6,773	6,420	19,456	15,397

Noninterest Income:
Income from fiduciary activities	714	718	2,245	2,320
Service charges on deposit accounts	1,090	1,069	3,157	3,663
Other service charges, commissions and fees	727	719	2,285	2,164
Income from bank owned life insurance	208	216	613	816
Gain on sale of available-for-sale securities, net	386	541	437	541
Other operating income	76	130	219	311
Total noninterest income	3,201	3,393	8,956	9,815

Noninterest Expense:
Salaries and employee benefits	4,835	4,539	14,360	13,692
Occupancy and equipment	1,090	1,085	3,226	3,235
FDIC insurance	272	404	943	1,050
Data processing	359	316	1,025	918
Customer development	224	215	663	656
Advertising	131	177	418	528
Loan expenses	210	118	628	481
Other outside service fees	163	158	464	357
Employee professional development	136	119	449	379
Postage and courier expense	124	123	367	394
Legal and audit expenses	176	245	539	564
Loss on write-down/sale of foreclosed assets	368	481	826	430
Other operating expenses	451	422	1,297	1,424
Total noninterest expenses	8,539	8,402	25,205	24,108
Income before income taxes	1,435	1,411	3,207	1,104
Income tax expense	392	376	784	7
Net income	$1,043	$1,035	$2,423	$1,097

Basic Earnings per Share:
Average shares outstanding	4,957,623	4,930,578	4,950,056	4,925,571
Net income per share of common stock	$0.21	$0.21	$0.49	$0.22

Diluted Earnings per Share:
Average shares outstanding	4,957,623	4,932,731	4,950,056	4,931,977
Net income per share of common stock	$0.21	$0.21	$0.49	$0.22

Cash Dividends Declared	$0.05	$0.05	$0.15	$0.20

Old Point Financial Corporation and Subsidiaries
Selected Ratios	September 30,	June 30,	December 31,	September 30,
	2011	2011	2010	2010
Net Interest Margin Year-to-Date	3.83%	3.81%	3.63%	3.57%
NPAs/Total Assets	2.77%	2.41%	3.84%	3.70%
Annualized Net Charge Offs/Total Loans	1.61%	2.06%	0.59%	0.70%
Allowance for Loan Losses/Total Loans	1.85%	1.85%	2.25%	1.96%

Non-Performing Assets (NPAs) (in thousands)
Nonaccrual Loans	$12,348	$8,959	$20,881	$23,636
Loans> 90 days past due, but still accruing interest	193	266	73	243
Non-Performing Restructured Loans	0	0	1,639	0
Foreclosed Assets	11,038	10,797	11,448	10,140
Total Non-Performing Assets	$23,579	$20,022	$34,041	$34,019

Loans Charged Off Year-to-Date, net of recoveries (in thousands)	$6,376	$5,554	$3,436	$3,259